UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023.

Commission File Number: 001-39038

EQUINOX GOLD CORP.

(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501

Vancouver, British Columbia

V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-268499).

EXHIBIT INDEX

99.1	Press release dated January 11, 2023.

99.2	Consent of Doug Reddy, M.Sc., P.Geo, dated January 11, 2023.

99.3	Consent of Scott Heffernan, M.Sc., P.Geo. dated January 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: January 11, 2023	By:	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel